SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: May 28, 2008

ELTEK Ltd.
Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

Eltek Announces First-Quarter 2008 Financial Results

Revenues Reach a Record of $10.5 Million in the First Quarter of 2008

PETACH-TIKVA, Israel, May 28, 2008 (BUSINESS WIRE) – Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced its financial results for the first quarter of 2008.

Eltek reported revenues for the three months ended March 31, 2008 of $10.5 million compared with $10.2 million for the first quarter of 2007. The increase in revenues is attributable to the receipt of new orders from new and existing customers, reflecting recovery from the loss of the Company’s former major customer.

The Company incurred a net loss for the first quarter of $809,000 compared with net profit of $ 565,000 in the first quarter in 2007. The loss in the first quarter of 2008 is mainly attributable to the devaluation of the U.S. dollar against the NIS. If the exchange rate had remained the same as in the comparable 2007 period, the Company’s net loss for Q1-2008 would have been approximately $ 84,000 on a non- GAAP basis. The Company’s revenues are primarily denominated in U.S. dollars, while its operating expenses, mainly salaries and energy costs are primarily denominated in NIS. In addition to the effect of the devaluation of the US dollar against the NIS, the Company’s cost of sales increased due to the replacement of its former major customer’s single product with many new items; and incurred additional sales and marketing expenses due to the expansion of the Company’s sales force in the US and Europe, which is expected to generate increased sales of high-end products in the near future.

EBITDA:

In the first quarter of 2008, Eltek had a negative EBITDA of $ 180,000 compared to EBITDA of $ 1.3 million in first quarter of 2007.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek, commented: “During the first quarter we continued our growth and experienced an increase in our backlog. We achieved a growth in revenues due to our efforts to broaden our customer base by adding diversified small and medium sized companies to our customer list. Driven by continued demand and market share growth we improved our ability to deliver high quality products and services to all sorts of customers, including a major Fortune100 US manufacturer and a foreign defense conglomerate.”

Mr. Reichart noted: “The continued delivery of revenue growth is encouraging considering the fact that we lost a major customer in 2007 and are facing a negative macroeconomic environment. In 2008, we plan to follow our existing business model while we continue to support our marketing efforts to broaden our distribution channels and customer base. We remain confident of our ability to grow our revenues due to our leading products and technologies.”

Amnon Shemer, CFO of Eltek commented “The favorable revenue growth was offset by increased operating and manufacturing costs, due to the impact of the dollar – shekel exchange rates. The average exchange rate of the US dollar in the first quarter of 2008 was approximately 15% lower than in 2007. If the exchange rate had remained the same as in the comparable 2007 period, our net loss for Q1-2008 would have been approximately $ 84,000 on a non-GAAP basis. The replacement of one major customer’s product by many new items resulted in diversification of our customer base, but at the same time, it increased our cost of sales, as normally new projects require (mainly due to the learning curve encountered with such products).”

“In order to compensate for the adverse impact of the dollar’s plunge against the NIS, we have executed plans to increase our selling prices wherever possible, along with increasing the actual exchange rates underlying our price lists. In addition, although our manufacturing processes are in line with the industry, we also initiated plans to improve our production yields, thus decreasing our cost of sales” Mr. Shemer concluded.

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products.. For more information, visit Eltek’s World Wide Web site at www.eltekglobal.com.

Eltek ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,	March 31,
	2007	2007	2008
	Audited	Unaudited	Unaudited

Assets

Current assets
Cash and cash equivalents	2,467	2,040	2,774
Receivables: Trade, net of provision for doubtful accounts	8,173	9,050	8,400
Other	742	182	212
Inventories	4,271	3,593	4,510
Prepaid expenses	204	157	257

Total current assets	15,857	15,022	16,153

Assets held for employees' severance benefits	1,319	1,139	1,371

Fixed assets, less accumulated depreciation	10,997	8,722	11,818

Goodwill	1,009	914	1,084

Total assets	29,182	25,797	30,426

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	4,623	2,779	4,850
Accounts payable: Trade	7,354	6,842	7,767
Other	3,147	3,852	3,707

Total current liabilities	15,124	13,473	16,324

Long-term liabilities
Long term debt, excluding current maturities	4,243	2,829	4,313
Employee severance benefits	1,388	1,206	1,525

Total liabilities	20,755	17,509	22,162

Minority interests	353	329	369

Shareholders' equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,609,807 as of March 31,2008, 5,624,011 as of March 31,2007
and 6,609,807 as of December 31, 2007	1,384	1,236	1,384
Additional paid-in capital	14,328	14,152	14,328
Cumulative translation adjustment related to change in reporting currency	2,412	1,801	3,060
Cumulative foreign currency translation adjustments	451	406	433
Capital reserve	695	695	695
Accumulated deficit	(11,196)	(10,330)	(12,005)

Total shareholders equity	8,074	7,960	7,895

Total liabilities and shareholders equity	29,182	25,797	30,426

Eltek ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Year ended	Three months ended
	December 31,	March 31,
	2007	2007	2008
	Audited	Unaudited	Unaudited

Revenues	37,476	10,223	10,465
Costs of revenues	(31,879)	(8,075)	(9,418)

Gross profit	5,597	2,148	1,047

Research and development expenses, net	(74)	(29)	0

Selling, general and administrative expenses	(5,683)	(1,426)	(1,793)

Operating profit (loss)	(160)	693	(746)

Financial expenses, net	(145)	(116)	(73)

Profit (loss) before other income, net	(305)	577	(819)

Other income, net	8	4	0

Profit (loss) before tax expenses	(297)	581	(819)

Income tax expenses	0	0	0

Profit (loss) after taxes on income	(297)	581	(819)

Minority interests	(4)	(16)	10

Net profit (loss) for the period	(301)	565	(809)

Basic net earnings (loss) per ordinary share	(0.05)	0.10	(0.12)

Diluted net earnings (loss) per ordinary share	(0.05)	0.09	(0.12)

Weighted average number of ordinary shares
used to compute basic net earnings (loss)
per ordinary share (in thousands)	6,247	5,624	6,610

Weighted average number of ordinary shares
used to compute diluted net earnings (loss)
per ordinary share (in thousands)	6,247	6,624	6,610

Non-GAAP Earnings Reconcilliations	Year ended	Three months ended
	December 31,	March 31,
	2007	2007	2008
	Audited	Unaudited	Unaudited

GAAP net profit (loss)	(301)	565	(809)
Add back items:

Financial expenses, net	145	116	73
Tax expenses	0	0	0
Impairment loss on goodwill	0	0	0
Depreciation	2,264	577	556

Adjusted EBITDA	2,108	1,258	(180)